Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Star Peak Energy Transition Corp. Board of Directors
recommends you vote in favor of the business combination
with Stem, Inc. today!

The Special Meeting to approve the business

combination with Stem is scheduled for April 27, 2021

Shareholders of Star Peak as of March 4, 2021

are eligible to vote

Support the Board's recommendations

and protect your investment

Vote Today

Vote Online or by Telephone

Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed or emailed to you. You will need your voting control number which is included on the Voting Instructions Form to vote online or by telephone.

For assistance with voting your shares please contact Star Peak's proxy solicitor:

Toll Free: 877-787-9239

Email: STPK.info@investor.morrowsodali.com

Additional Information and Where to Find It

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak and Stem. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a definitive proxy statement / prospectus / written consent solicitation that has been distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak has mailed a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus / written consent solicitation in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Star Peak and Stem and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Star Peak s stockholders in connection with the proposed business combination is set forth in Star Peak’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Star Peak’s directors and officers in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the definitive proxy statement / prospectus / written consent solicitation of Star Peak for the proposed transaction.